Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2013
(Millions)
Earnings:
Income before income taxes and noncontrolling interests	$875
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(15)
Income before income taxes, equity earnings and noncontrolling interests	860
Add:
Fixed charges:
Interest incurred, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	364
Rental expense representative of interest factor	7
Total fixed charges	371
Distributed income of equity method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	18
Less:
Interest capitalized	(50)
Total earnings as adjusted	$1,199
Fixed charges	$371
Ratio of earnings to fixed charges	3.23